UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:
Interim results announcement for the six months ended 31 December 2020

Sasol Limited (Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817 ("Sasol" or "the Company")

Short-form announcement

Interim results announcement for the six months ended 31 December 2020

Earnings performance
Sasol delivered a good set of results for the six months ended 31 December 2020, our earnings increased by more than 100% to R15,3 billion from R4,5 billion in the prior period. Despite a
23% decrease in the rand/barrel oil price, our adjusted EBITDA decreased by only 6%. This achievement is as a result of a strong cash cost, working capital and capital expenditure performance in response to the challenging environment.
Our earnings were positively impacted by the following non-cash adjustments:
 •
Gains of R4,6 billion on the translation of monetary assets and liabilities due to a 15%
strengthening of the closing rand/US dollar exchange rate compared to June 2020;
 •
Gains of R5,0 billion on the valuation of financial instruments and derivative contracts; and
 •
R3,3 billion gain on the realisation of the foreign currency translation reserve (FCTR), mainly on the divestment of 50% interest in the US LCCP Base Chemicals business.
Key metrics
Half year
31 Dec 2020
Half year
31 Dec 2019
Change %
EBIT (R million)
21 650
9 853
>100
Adjusted EBITDA
1
(R million)
18 608
19 839 (6)
Headline earnings (R million)
11 858
3 670 >100
Basic earnings per share (Rand)
23,41
6,56 >100
Headline earnings per share (Rand)
19,16
5,94 >100
Core headline earnings per share
2
(Rand)
7,86
9,25 (15)
Dividend per share (Rand)
- Interim (Rand) - - -
- Final (Rand) - - -
1     Adjusted EBITDA is calculated by adjusting EBIT for depreciation and amortisation, share-based payments, remeasurement items, movement in environmental provisions due to discount rate changes, all unrealised translation gains and losses and all unrealised gains and losses on our derivatives and hedging activities. The comparative periods have been restated to include all unrealised translation gains and losses and all unrealised gains and losses on derivative and hedging activities. We believe Adjusted
EBITDA is a useful measure of the Group’s underlying cash flow performance.
However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. (Adjusted EBITDA constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of reviewed interim financial results).

2     Core headline earnings per share (Core HEPS) is calculated by adjusting headline earnings per share with once-off items such as the translation impact of closing exchange rate, all realised and unrealised derivatives and hedging gains/losses, the implementation of the Khanyisa B-BBEE transaction and losses attributable to the LCCP while still in ramp-up phase. The comparative period has been restated to include all unrealised translation gains and losses and all realised and unrealised gains and losses on derivative and hedging activities. (Core HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of reviewed interim financial results.)
Our key metrics were as follows:
 •
Working capital ratio of 14,9% compared to 14,6% for the prior period. Investment in working capital was R27,3 billion;
 •
Capital expenditure of R7,5 billion;
 •
Normalised cash fixed reduced by 10% (R3,2 billion) compared to the prior period;
 •
Profit before interest and tax (EBIT) of R21,7 billion compared to R9,9 billion in the prior period;
 •
Adjusted EBITDA declined by 6% from R19,8 billion in the prior period to R18,6 billion;
 •
Basic earnings per share (EPS) increased to R23,41 per share compared to R6,56 in prior period; and
 •
Headline earnings per share (HEPS) increased by more than 100% to R19,16 per share compared to the prior period.
Turnover (R million)
EBIT (R million)
Half year
31 Dec
2019
Half year
31 Dec
2020
Half year
31 Dec
2020
Half year
31 Dec
2019
10 348
10 807     Mining
1 732
1 374
2 635
1 988     Exploration and Production
International
897
1 023
41 206
30 178     Energy
5 098
6 743
24 642
27 409     Base Chemicals
3 624
(1 488)
32 933
33 750     Performance Chemicals
1 754
1 294
–
6     Group Functions
8 545
907
111 764
104 138
 Group performance
21 650
9 853
(12 594)
(12 170)     Intersegmental turnover
99 170
91 968
External turnover
Net asset value
Half year
31 Dec 2020
Full year
30 Jun 2020
Change %
Total assets (R million) 397 516 479 162 (17)
Total liabilities (R million)
236 473 319 914 26
Total equity (R million)
161 043
159 248

Rights issue
A decision was made not to pursue a rights issue given the current macroeconomic outlook, and the significant progress made on our response plan initiatives. The balance sheet deleveraging pathway will continue to be prioritised to ensure that we operate within our financial covenants and maintain adequate liquidity headroom, whilst delivering the Sasol 2.0 transformation programme.

Balance sheet management
Cash generated by operating activities decreased by 40% to R11,7 billion compared to the prior period and our net cash on hand decreased from R34,1 billion as at 30 June 2020 to
R27,6 billion. Although our cash flows were impacted by low crude oil prices, softer chemical prices, plant downtime and the impact of COVID-19, our cash conservation initiative and asset divestment programme enabled us to repay approximately R28 billion (US$2 billion) of debt. In addition, we repaid ZAR banking facilities of approximately R4 billion. Actual capital expenditure amounted to R7,5 billion compared to R21,4 billion during the first six months of 2020. The free cash flow for the period was R0,4 billion in a low US$43,62/barrel average oil price environment.
To create flexibility in Sasol’s balance sheet during this peak gearing period our lenders agreed to lift our covenant from 3,0 times to 4,0 times of Net debt: EBITDA (bank definition) when measured at 31 December 2020. This provided additional flexibility, subject to conditions, which were consistent with our capital allocation framework, i.e. prioritising debt reduction through commitments to suspend dividend payments and acquisitions while our leverage is above 3,0 times Net debt: EBITDA. We are appreciative of the continued support from our lenders during this challenging period.
Our Net debt: EBITDA ratio at 31 December 2020 was 2,6 times (bank definition), significantly below the threshold level.
At 31 December 2020 our total debt was R126,3 billion compared to R189,7 billion as at
30 June 2020. During the period, we utilised proceeds from our asset divestments to repay the
US Dollar syndicated loan, as well as a portion of our Revolving credit facility, reducing our US dollar denominated debt by almost R28 billion (US$2 billion) to R121 billion (US$8,2 billion).
Through our comprehensive response plan and planned asset divestments, we intend to further reduce our net debt to achieve a Net debt: EBITDA ratio of less than 2,0 times and gearing of
30% by 2023.
Our gearing decreased from 114,5% at 30 June 2020 to 76% at 31 December 2020 mainly due to repayment of US dollar debt (20%) and a stronger closing Rand/US dollar exchange rate
(7%).
As at 31 December 2020, our liquidity headroom was in excess of R53 billion (US$3,6 billion)
well above our targeted liquidity of at least US$1 billion, with available rand and US dollar-based funds improving as we advance our focused management actions. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced debt maturity profile. We have no significant debt maturities before November 2021 when the R2,2 billion (US$150 million) term loan becomes due. In terms of the covenant waivers with the lenders that existed at 30 June 2020 we remain obliged to use certain planned disposal proceeds to settle debt. As a result, R14,3 billion (US$975 million) has being classified as short-term debt.
We continue to actively manage the balance sheet with the objective of maintaining a healthy liquidity position and a balanced debt maturity profile.

Dividend

Given our current financial leverage and the risk of a prolonged period of economic uncertainty, the Board believes that it would be prudent to continue with the suspension of dividends. We expect the balance sheet to regain flexibility following the implementation of our comprehensive response plan strategy.

Mozambique Production Sharing Agreement (PSA) progresses

On 19 February 2021 the Board approved the final investment decision (FID) on the
Mozambique PSA license area. The total estimated project cost is US$760 million. Importantly, this project will entail Mozambique in-country monetisation of gas through a 450 megawatt gas-
fired power plant and a liquefied petroleum gas (LPG) facility in the same time frame. The balance of the gas produced will be exported to South Africa to sustain our operations. The PSA development underpins Sasol's gas transformation strategy by securing additional gas supply from southern Mozambique into Sasol's gas value chain starting 2024 and serves as a cornerstone in addressing Sasol's sustainability agenda.

Short-form statement
This announcement is the responsibility of the directors. The information in this short-form announcement, including the financial information on which the outlook is based, has not been reviewed and reported on by Sasol Limited’s external auditors. Financial figures in this announcement have been correctly extracted from the reviewed interim financial results. This announcement does not include the information required pursuant to paragraph 16A(j) of IAS 34
‘Interim Financial Reporting. It is only a summary of the information contained in the full announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on
SENS on 22 February 2021, via the JSE link. The full announcement and the reviewed interim financial results will be available on the Company's website at
https://www.sasol.com/investor-centre/financial-reporting/annual-integrated-reporting-set.

The pre-recorded presentation will be available on the following link:
https://www.corpcam.com/Sasol22022021

Copies of the full announcement and the reviewed interim financial results may also be requested from the office of the Chief Investor Relations Officer, investor.relations@sasol.com or +27 10 344 9280, alternatively collected from the Group's registered office, Sasol Place, 50
Katherine Street, Sandton, Johannesburg 2090 at no charge, weekdays during office hours.
The JSE link is as follows:
https://senspdf.jse.co.za/documents/2021/JSE/ISSE/SOL/HY21Result.pdf

The President and Chief Executive Officer and Chief Financial Officer will host a conference call via webcast at 15h00 (SA) to discuss the results and give an update of the business.
Conference call details:
Monday, 22 February 2021 Time
South Africa
15:00
United Kingdom
13:00
United States (ET)
08:00

Live conference call link:
https://www.corpcam.com/Sasol22022021Questions
SENS issue: 22 February 2021

Sponsor: Merrill Lynch South Africa (Proprietary) Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”,
“intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange
Commission. The list of factors discussed therein is not exhaustive; when relying on forward-
looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 February 2021
By: /s/ M du Toit
M du Toit Name:
Title: Group Company Secretary